Supplement dated November 1, 1999

                     To Prospectus dated September 21, 1998





         As of November 1, 1999, the issuer, Agway Financial Corporation, changed the due dates on selected Subordinated Money Market Certificates offered by this Corporation under the prospectus dated September 21, 1998, as follows:
Certificates due October 31, 2013 changed to October 31, 2014; and Certificates due October 31, 2006, changed to October 31, 2008. Additionally, as amended by the Supplement dated January 1, 1999, the Corporation approved a decrease of 1% in stated rates on all Subordinated Money Market Certificates.

         For a complete description of the securities offered please refer to pages 14 through 18 of the Prospectus.